May 6, 2016

Revised

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE

Washington D.C. 20549

Attn:	H.Roger Schwall, Asst. Director Anuja A. Majmudar, Attorney-Advisor Timothy S. Levenberg, Special Counsel

	Re:	Zonzia Media, Inc. (“Registrant”)Amendment No. 2 to Registration Statement on Form S-1 Filed on February 12, 2016 File No. 333-209492

Gentlepersons:

Pursuant to Rule 461 of Regulation C under the Securities Act of 1933, as amended, the undersigned, being the issuer of securities to which the referenced Registration Statement on Form S-1, as amended (File No. 333-209492) relates, hereby respectfully requests that the effectiveness of the said Registration Statement be accelerated so that it will become effective at 12:00 p.m., Washington, D.C. time, on Monday, May 9, 2016, or as soon thereafter as practicable.

Please be advised that, on behalf of the Registrant, I hereby acknowledge the following:

•	Should the Securities and Exchange Commission (the “SEC”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing;

•	The action of the SEC or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Very truly yours,

Zonzia Media, Inc.

By: /s/ Johnathan F. Adair

       Johnathan F. Adair CEO